January 28, 2010




VIA EDGAR
---------

Mr. Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C.  20549-4631

Re:  Rogers Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 26, 2009
     Schedule 14A Filed on March 20, 2009
     File No. 1-4347

Dear Mr. O'Brien:

     This letter from Rogers Corporation (the "Company") is in response to the comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter dated December 7, 2009, regarding the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2008, filed February 26, 2009 ("Form 10-K") and Schedule 14A filed on March 20, 2009 ("Schedule 14A"). The Company calls your attention to its letter submitted December 21, 2009 indicating that it would need more than ten (10) business days to submit its response to your letter of December 7, 2009.

     Set forth below are responses to the numbered comments. For your convenience, each response follows the sequentially numbered Comment copied from your letter of December 7, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008
-----------------------------------------------------

Business, page 4
----------------

Comment (1):
-----------

In future filings, please provide a description of the competitive conditions for each business segment. Please note that separate consideration should be given to the principal products of the business segment. See Item 101(c)(1)(x) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 28, 2010
Page 2


Response (1):
------------

The Company acknowledges this comment and will, in future filings, provide a description of the competitive conditions for each business segment in accordance with Item 101(c)(1)(x) of Regulation S-K, with separate consideration given to the principal products of each business segment.

The revised disclosure would appear substantially as follows:

Competition

Our strategic reportable segments - High Performance Foams, Printed Circuit Materials, and Custom Electrical Components - all participate in industries that are characterized by strong competition from around the globe. The competition is typically from substantially larger, multinational manufacturers that often have greater financial resources than we do, as well as smaller regional producers with lower overhead costs and profit requirements, particularly in Asia.

Our overall strategy as a Company is to focus on niche markets by offering industry leading, technologically advanced products that are price competitive and to link our product offerings with superior market knowledge and customer service. Further, we believe that in order to provide outstanding customer support we must be geographically close to our customers in order to provide local service, support and distribution, which we address through our manufacturing facilities in the US, Belgium and China, and our various sales offices around the globe. We believe this serves to differentiate our products and services, and provides us a competitive advantage in the marketplace. We further believe that our leadership position in many of our markets is dependent on our ability to maintain our technological advantage and the highest levels of design and customer service support; however, there is no assurance that we will be technologically competitive in the future, or that we will continue to develop new products that are technologically competitive.

The following discusses the competitive landscape in each of our strategic business segments in greater detail:

High Performance Foams

Our High Performance Foams reportable segment offers products that are leaders in most market segments it serves, including consumer electronics, mass transit, and aerospace and defense. We have a strong presence worldwide, particularly in North America, Europe and Asia. Our competition is comprised of companies from around the globe, including large multinational companies, as well as small regional firms, particularly in Asia. In these markets, we typically compete on price, as well as quality and service, and we focus on protecting our intellectual property, particularly in regions where such laws are not as strictly enforced. We also strive to continuously differentiate our product offerings, as commoditization of certain products is always a risk.

Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 28, 2010
Page 3


Printed Circuit Materials

Our Printed Circuit Materials reportable segment offers products which are leaders in most markets that this segment serves, including communication infrastructure, consumer electronics, and aerospace and defense. A key strategy in this segment is to continue to develop and produce laminate products that are technology leaders in the markets they participate, particularly as the need for more advanced application use is demanded, such as in the wireless infrastructure markets where demand for data transmission capacities is continuously growing. On a regional basis, this segment participates in the North American, European and Asian markets. It faces competition in each of these locations from a wide variety of companies, from very large multinational manufacturers to much smaller, regional companies. As with our other segments, this segment must compete on quality, price and service, and must address the continuous threat of commoditization, particularly from products that have matured in their life cycle.

Custom Electrical Components

Our Custom Electrical Components reportable segment offers products that are leaders in most market segments it operates in, including this segment's major markets of mass transit and portable communications. We have a strong presence in North America, Asia and Europe, which are the primary geographical areas for our products. Our competition consists mainly of European and Asian companies, with some competition in the U.S.. Consistent with our other segments, our Custom Electrical Components reportable segment must continue to be a leader in the markets it serves, while being competitive in price and offering superior quality and service, all the while being cognizant of external competition and the potential for commoditization of its products.

Comment (2):
-----------

In future filings, please disclose the duration of all patents, trademarks, and licenses and the importance of these items to specific business segments. See
Item 101(c)(1)(iv) of Regulation S-K. Further, please clarify whether your business is dependent on any single patent, license or other right, or group of patents, licenses and/or rights. Please show us in your supplemental response what the revisions will look like.

Response (2):
------------

The Company acknowledges this comment and will in future filings include an assessment of the importance of our patents to our business segments and whether the business is dependent on any single patent, license or other right, or group of patents, licenses and/or rights.

Overall, we believe that our patents and trademarks are an important part of our business, but we do not believe that any single patent, group of patents or trademark is in itself essential to the Company as a whole, or to any of our reportable segments. Similarly, we do not believe that the duration of any patent or trademark is material. Previously, we had discussed these topics in the "Research and Development" section of our Form 10-K; however, after review of our disclosure, we believe that it provides more value to the reader if we discuss separately our "Research and Development" activities apart from our "Patents and Other Intellectual Property Rights. The revised disclosure would appear substantially as follows:

Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 28, 2010
Page 4


Research and Development

Research and development activities constitute an important and vital part of our overall business strategy. Our overall focus is typically on niche markets where we can differentiate our products from our competition. The markets we serve are typically characterized by rapid technological changes and advances. Accordingly, the success of our strategy is in part dependent on our ability to develop market-leading products, which is primarily driven by efforts in research and development.

Patents and Other Intellectual Property Rights

We have many domestic and foreign patents and licenses and have additional patent applications on file related to all business segments. These patents and licenses vary in duration and provide some protection from competition. In some cases, the patents result in license royalties. Although we have been awarded, have filed applications for, or have been licensed under numerous patents in the U.S. and other countries, there can be no assurance concerning the degree of protection afforded by these patents or the likelihood that pending patents will be issued.

While our patents provide some advantage and protection, we believe our competitive position and future success is largely determined by such factors as the innovative skills, systems and process knowledge, and technological expertise of our personnel; the range and success of new products we develop; and our customer service and support. It is generally our policy to defend our patents when we determine it is in our best interests and the best interests of our shareholders to do so. We also own a number of registered and unregistered trademarks and have acquired certain technology that we believe to be of importance to our business.

We believe that our patents provide an important competitive advantage in many of our businesses; however, in general, no single patent or group of patents is in itself essential to the Company as a whole or to any of the Company's reportable segments individually.

Legal Proceedings, page 15
--------------------------

Comment (3):
-----------

On page 18, we note that you have received an estimate of costs associated with the remediation of your Windham, Connecticut facility. Please revise your disclosure in future filings to identify the third party expert. Further, it appears that this third party acted as an "expert" as defined under Rule 436 of Regulation C. Please advise us as to whether you are required to provide the consent of this expert in accordance with Rule 436 of Regulation C. For example, you would be required to do so if you were incorporating this information into a Securities Act filing.

Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 28, 2010
Page 5


Response (3):
------------

We believe that, in cases where we have disclosed the receipt of an estimate of costs associated with the remediation of our Windham, Connecticut facility, we are required to provide a consent of this expert in accordance with Rule 436 of Regulation C. We have identified this third party expert, Fuss & O'Neill, Inc., and filed a consent of this expert in a Form 8-K filed on January 14, 2010.

We do not currently plan, however, to further disclose the receipt of the third party estimate, or therefore to reference this third party or provide a consent of this third party, in our future filings as we believe this information is no longer material to our disclosures.

Controls and Procedures, page 84
--------------------------------

Evaluation of Disclosure Controls and Procedures, page 84
---------------------------------------------------------

Comment (4):
-----------

We note your statement that "the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2008 in alerting management on a timely basis to information required to be included in the Company's submissions and filings under the Act." However, as disclosed, your evaluation does not fully conform to the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In this regard, please confirm to us, if true, that your disclosure controls and procedures were "effective" to ensure that information required to be disclosed in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, please confirm to us, if true, that your disclosure controls and procedures were "effective" without defining them. This comment also applies to the evaluation of disclosure controls and procedures contained in your Forms 10-Q for the periods ending March 31, 2009, June 30, 2009 and September 30, 2009. Please also comply with this comment in your future Exchange Act filings.

Response (4):
------------

The Company confirms that its Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009 that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and is accumulated and communicated to its management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In future Exchange Act filings the Company will either fully conform its evaluation to the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act or will omit the definition altogether.

Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 28, 2010
Page 6


Exhibit 10m - Multicurrency Revolving Credit Agreement
------------------------------------------------------

Comment (5):
-----------

We note that you incorporate this Credit Agreement by reference to Exhibit 10m to the 2000 Form 10-K. However, it appears that Schedules 2 through 8.3 to the Credit Agreement were not included with the agreement as originally filed. Please file the complete Credit Agreement, including all schedules and exhibits, in your next Exchange Act filing or tell us when Schedules 2 through 8.3 were previously filed.

Response (5):
------------

The Company will file the complete original Credit Agreements, including all schedules and exhibits, in its 2009 Form 10-K.

Definitive Proxy Statement on Schedule 14A
------------------------------------------

Compensation Discussion and Analysis, page 13
---------------------------------------------

Setting Compensation, page 14
-----------------------------

Comment (6):
-----------

We note your statements in this section that the "committee's policy is to compare base salary and the short-term incentive plan of the compensation program to the 50th percentile of the comparator company group and/or survey data" and that "[a]wards under the long-term incentive plans are intended to provide value at a range above the 50th percentile of the comparator company group and survey data " In future filings, please disclose where actual payments fell within each targeted parameter. To the extent actual compensation was outside the targeted parameter please disclose the actual percentile and please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Response (6):
-------------

The decision as to the amount of base salary and incentive award opportunities for each named executive officer ("NEO") is made at the Committee's discretion. The Committee does not have a "targeted parameter" for each NEO and does not calculate the extent to which each item of compensation was different than the "50th percentile." Instead, the amounts of salaries and the award of incentive compensation opportunities are subjectively determined by the Committee with compensation data from Rogers Corporation's comparator company group and third party surveys informing the Committee as to general compensation practices. As noted on page 14 of the Compensation Discussion and Analysis, in the Market Analysis Section, we have difficulty finding survey data that is available and relevant. This is complicated by our organizational structure. We combine and change responsibilities of executive officers and create hybrid positions which do not precisely compare to positions included in salary surveys. These conditions increase the need to use subjective judgment and discretion. The Committee also takes into account the CEO's compensation recommendations for other NEOs and advice from its compensation consultant.

Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 28, 2010
Page 7


In future disclosures, we will provide additional explanation of this process substantially similar to the following:

Base salary, short-term incentives and long-term incentives (performance based restricted stock units and stock options) are compared to a broad range of compensation data from the Company's comparator company group and third party survey information. Survey data only provides general executive compensation market information due to the challenge of finding comparator companies and the structure of our organization and our some of our executive positions which do not precisely match well with salary survey positions. The Committee, after considering this information and the CEO's recommendations for other named executive officers, uses its discretion in determining each named executive officer's base salary, short-term incentives and long-term incentives. It is intended that awards under the long-term incentive plans (performance based restricted stock units and stock options) will provide value at a range above the 50th percentile of the comparator company group and survey data as a means of providing strong incentives for excellent performance.

Base Salary, page 15
--------------------

Comment (7):
-----------

In future filings, please describe in greater detail the specific factors considered in the decision to increase each named executive officer's base salary. See Item 402(b)(2)(ix) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Response (7):
------------

In future disclosures, we will provide additional explanation of this process substantially as follows:

Base salary levels for the named executive officers ("NEO") are compared to the full range of salaries, from the 25th to the 75th percentile for similar positions in the comparator company group and/or survey data. Some of our positions are unique due to our organization structure, so for those positions the Committee's compensation consultant creates an estimate of a comparative base salary using a composite of several jobs. There is no specific pay range set for each executive officer. Base salary increases awarded to executive officers are discretionary based on a discussion between the Committee and the CEO (with respect to other NEOs), the CEO's performance evaluation and a final subjective Committee consensus. No quantifiable formula or weighting of goals is used. All factors are considered in the aggregate and no factor automatically is provided a greater weight than others in the final decision.

Factors discussed when assessing base salary adjustments vary and depend upon the executive's position. Factors considered with respect to salary determinations for named executives in 2009 consist of the following:

Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 28, 2010
Page 8


     -    assessment of the individual's total relevant job experience
     -    time in the position
     -    job content
     -    job performance
     -    the annual salary budget
     -    competitive market practices
     - internal value of the position/role in the organization as compared to other roles
     -    general company results compared to the annual plan
     -    reactions to obstacles and changes during the year
     - contributions to the overall corporate performance as a member of the leadership team
     -    development of the employees in their organization
     - contribution to the achievement of the Company's goals, growth, innovation, increasing revenue and profitability, and increasing shareholder value
     -    compensation compared to the overall market data
     -    overall leadership and employee satisfaction within their organization
     -    contribution to the strategic and annual planning process
     - level of collaboration and cooperation consistent with our executive officer responsibility

Short-Term Incentive, page 16
-----------------------------

Comment (8):
-----------

In future filings, please expand your discussion of your annual incentive compensation program to provide more detailed disclosure regarding the corporate and business unit performance targets. For example, please clarify the target performance levels for the company and the business units and disclose whether there are threshold and maximum levels for each performance level and the payouts associated with meeting these levels. Please provide the actual results achieved by the company and the business units and how you evaluated these results to reach the actual payout awarded. For example, we note the Messrs. Wachob, Loughran, and Daigle each earned a payment under the AICP equal to 295% of the target AICP award opportunity based on the achievement of the corporate performance target relating to diluted earnings per share. However, it is unclear to us why these executives received this level of payout given that it appears the company did not achieve its diluted earnings per share target. On page 16, it appears that the diluted earnings per share target is $1.74 and that the company's actual diluted earnings per share for 2008 was $1.67. Please also provide more detail regarding the corporate and business unit performance factors discussed on page 25. Please frame the discussion of these factors to disclose how they specifically apply to the relevant fiscal year. Refer to Item 402(b)(2)(v)-(vi) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Response (8):
-------------

The AICP is designed to normally begin to pay a bonus based on corporate level performance when diluted net earnings per share (Diluted EPS) exceed last year's financial performance. In 2007 Diluted EPS was $1.32, which was the threshold that was required to be exceeded in order to earn a bonus under the AICP for 2008. At the Diluted EPS threshold, nothing is earned; at the target level of Diluted EPS, 100% of the bonus opportunity is earned; at the stretch goal level of EPS, 200% of the bonus opportunity is earned; and at the maximum recognized level of Diluted EPS under the AICP, 300% of the bonus opportunity is earned.

Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 28, 2010
Page 9


As described on page 16 of the Proxy Statement, the entire 2008 bonus opportunity under the AICP for Messrs. Wachob, Loughran and Daigle was based on Diluted EPS, and the target level of Diluted EPS to achieve a 100% payout of the bonus target was $1.74 per share. Actual Diluted 2008 EPS was $1.67, and was increased to $2.10 per share after the Committee voted to exclude a $0.43 per share charge due to the accelerated settlement of the CalAmp Corporation litigation matter for the reasons discussed at the bottom of page 16 of the Proxy Statement. As explained on page 25 of the Proxy Statement, additional bonus targets are also set for a 200% and 300% bonus award - these targets were $1.92 per share and $2.11 per share, respectively. Straight-line interpolation is used under the AICP to determine the percentage of an executive's target award opportunity that is to be paid with respect to the registrant's achievement of Diluted EPS between the 200% and 300% level. As stated on page 17 of the Proxy Statement, Messrs. Wachob, Loughran and Daigle each earned an AICP payment equal to 295% of target award opportunity. In future filings, the registrant will disclose the Diluted EPS targets for attaining a 100%, 200% and a 300% bonus award, along with the threshold for a payment - this supplemental information will be included in the Grants of Plan-Based Awards table. In addition, the CD&A will expressly state, as a total amount, the sum of the actual Diluted EPS and any adjustment by the Committee that is used to determine the amount of a named executive officer's corporate performance payment under the AICP.

As described on page 16 of the Proxy Statement, 50% of the 2008 performance goal for Messrs. Bessette and Cooper under the AICP was based on corporate performance in the same manner as applicable to Messrs. Wachob, Loughran and Daigle, and the remaining 50% was based on applicable business unit performance. For Mr. Bessette, the applicable business units were Durel and Advanced Circuit Materials and for Mr. Cooper the applicable business units were Durel, Elastomer Components and Power Distribution systems. The performance required at each business unit for a 100% target payment and the weighting of each business unit for Messrs. Bessette and Cooper was disclosed on page 16 of the Proxy Statement. Similar to the corporate performance component of the AICP, additional bonus targets are also set for a 200% bonus award and a 300% bonus award with respect to applicable business unit performance, along with a threshold for payment. Set forth below are threshold, 100%, 200% and 300% levels of required business performance, based on division operating profit, at each business unit in 2008 under the AICP:

                   Threshold   100% of Target  200% of Target   300% of Target
                  Performance   Performance     Performance      Performance
   Business Unit    ($000)        ($000)          ($000)           ($000)
   -------------    ------        ------          ------           ------

   Durel            (2,200)          0              500              700

   Advanced Circuit
   Materials         3,100        11,100           13,700           15,400

   Elastomer
   Components       (1,700)          0              300              500

   Power
   Distribution
   Systems           2,300         2,700            3,100            3,800

Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 28, 2010
Page 10


Straight-line interpolation is used to determine the percentage of an executive's target award opportunity that is to be paid if there is business unit performance between two stated levels. On page 17 of the Proxy Statement, the percentage achievement of the target performance goal for the business units is disclosed. In future filings, the targets for attaining a 100%, 200% and a 300% bonus award for each business unit goal will be disclosed, along with the threshold for a business unit payment - this supplemental information will be included in the Grants of Plan-Based Awards table. The CD&A will expressly state in a narrative form the actual financial performance, expressed after any adjustment that may be made by the Committee, which is used to determine the amount of a named executive officer's business unit performance under the AICP. The narrative description of 2008 performance would have presented as follows under this method:

 The AICP is designed to normally begin to pay a bonus when earnings exceed last year's financial performance. At the threshold, nothing is paid; at the target level 100% of the bonus opportunity is earned; at the stretch goal 200% of the bonus opportunity is earned; and the bonus opportunity has a maximum at a 300% earnings level. The Durel business unit did not exceed the bonus threshold, therefore no bonus was paid; the Advanced Circuit Materials business unit achieved $6,215,000 in operating profit which resulted in a 39% payout opportunity for that component; the Elastomer Components business unit achieved a loss of $329,000 in operating profit which resulted in a 81% payout opportunity for that component; and the Power Distribution business unit achieved $5,162,000 in operating profit which resulted in a 300% payout opportunity for that component.

Comment (9):
------------

On page 25, we note that the job performance of the named executive officer plays a role in the setting of individual targets for the AICP. In future filings, please provide more detail regarding the specific elements of individual performance and contribution taken into consideration when awarding this type of compensation. See Item 402(b)(2)(vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Response (9):
-------------

The process used in setting AICP individual targets is the same process used in setting base salaries. The same factors are also considered.

In future disclosures, we will provide explanation of this process in a manner similar to our response to Comment 7 above.

Long-Term Incentives, page 17
-----------------------------

Comment (10):
-------------

We note that individual job performance is among the factors considered in determining the award each named executive officer receives. In future filings, please provide more detail regarding the specific elements of individual performance and contribution taken into consideration when awarding this type of compensation. See Item 402(b)(2)(vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 28, 2010
Page 11


Response (10):
--------------

The process used in setting long-term incentive awards is the same process used in setting base salaries and AICP target bonus award opportunities. The same factors are also considered.

In future disclosures, we will provide additional explanation of this process in a manner similar to our response to Comment 7 above.

Performance Based Restricted Stock Units, page 18
-------------------------------------------------

Comment (11):
-------------

In future filings, for performance based restricted stock units that were granted in a previous fiscal year with a performance period ending in the current fiscal year, please provide more detail surrounding your grants of performance based restricted stock units, including the actual results achieved by the company and how the committee evaluated these results to reach the actual compensation awarded in light of the performance goal. Please show us in your supplemental response what the revisions will look like.

Response (11):
--------------

In future filings, we will compare actual financial results against the threshold, target and maximum payment levels at the end of the performance period for performance-based restricted stock unit awards. Set forth below is an example of this form of disclosure for performance-based restricted stock granted in 2006:

The target performance goal for restricted stock granted in 2006 to each named executive officer was growth in Diluted EPS for three years (2006 - 2008) at an annual compounded rate of 12%. To achieve this target, the total growth in Diluted EPS was required to be $1.25 in the aggregate during this period. Shares could also be earned for performance between a threshold level and target level and for performance between the target level and the maximum level as follows:

                            Cumulative
                            Earnings Per           Shares
                            Share                  Earned
                            -----                  ------

Threshold                   <$1.25                 0% of targeted shares

Target                      $1.25                  100% of targeted shares

Maximum                     $2.50                  200% of targeted shares

Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 28, 2010
Page 12


The percentage of Target Shares issued when performance achievement is between threshold, target and maximum levels is scaled on a linear basis (e.g., 50% of Target Diluted EPS growth from threshold will result in 50% of Target Shares).

Actual results were a growth in Diluted EPS of $1.94 during the 2006 to 2008 performance period, determined after reversing the settlement expense related to the CalAmp Corp. litigation during 2008, which resulted in an award of 155% of the target number of shares for each award.

In response to the Staff's comments, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone me at 860-774-9605, or our attorney, Andrew J. Merken, Esq. of Burns & Levinson LLP, Boston, MA at 617-345-3740, with any questions or comments you may have.




                              Very truly yours,


                              /s/ Dennis M. Loughran
                              --------------------------------------------------
                              Dennis M. Loughran
                              Vice President Finance and Chief Financial Officer



cc:  Robert D. Wachob, President and Chief Executive Officer
     Terrence W. Mahoney, Vice President and General Counsel
     Robert M. Soffer, Vice President and Secretary
     Paul B. Middleton, Treasurer
     Debra J. Granger, Vice President, Corporate Compliance and Controls
     Ronald J. Pelletier, Corporate Controller and Principal Accounting Officer Sean T. Lynch, Ernst & Young
     Andrew J. Merken, Esq., Burns & Levinson LLP